Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated December 14, 2006, relating to the financial statements of MedCath Corporation and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph concerning the Company’s adoption of the provisions of Statement of Financial Accounting Standards No. 123-R, “Share-Based Payment”), and of our report dated December 14, 2006 relating to management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of MedCath Corporation for the year ended December 31, 2006, and to the reference to us under the heading “Experts” in the Prospectus which is part of this Registration Statement.
/s/ Deloitte & Touche LLP
Charlotte, North Carolina
March 13, 2007